July 19, 2006

VIA EDGAR & FEDERAL EXPRESS

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
Mail Stop 7010

Attn.:  Tangela Richter,
        Branch Chief

            Re:   American Dairy, Inc.
                  Amendment No. 1 to Registration Statement on Form S-1 SEC File No. 333-128075

Ladies and Gentlemen:

      We are in receipt of the comments of the Securities and Exchange Commission (the "Commission") to Amendment No. 1 to the Registration Statement on Form S-1 (the "Registration Statement") of American Dairy, Inc. (the "Company") by letter dated June 16, 2006 to Mr. Leng You-Bin, President, and have set forth below our responses. Our responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith Amendment No. 2 (the "Amendment") to the Registration Statement which reflects, where appropriate, the comments in your letter.

General

1.    Comment:

      We reissue in part our prior comment 1. In your response to several comments, you indicate that you have made the requested changes, but we were unable to locate the new disclosure. Please provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout each document and among the documents. For example, we might comment on one section for example, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

      Response:

      The staff's comment is duly noted. We are also marking the courtesy copies of the Amendment with numbers corresponding to the numbers of the staff's comments.

2.    Comment:

      We reissue our prior comment 3. Please delete repeated disclosure in different sections of the document. For example, you provide your company history on pages 5,12, and 19.

      Response:

      The Company has deleted the repeated disclosure.

3.    Comment:

      We note your response to our prior comment 4 that you have not held any meetings of shareholders nor submitted any matter to the written consent of the shareholders since April 2003. Please tell us how these practices are consistent with the requirements of Utah law.

      Response:

      Section 16-10a-701 of the Utah Revised Business Corporations Act calls for a corporation to hold an annual meeting of its shareholders. The Company's failure to hold an annual meeting is inconsistent with this provision. However, the most likely remedy for such failure is to compel the Company to hold an annual meeting which it intends to do in the early autumn. Accordingly, the Company does not believe that the fact that it has not held an annual meeting in recent years poses a contingent liability risk.

Prospectus Summary, page 1

4.    Comment:

      We note your response to our prior Comment 9. However, you make reference to several awards that your products have received such as "High Quality Product" and "Gold Medal. " If you include such disclosure in the prospectus, please disclose the meaning and effect of such awards. We note that the awards were made in 1991 and 1997, respectively.

      Response:

      The Company has removed the language in the relevant paragraph which does not pertain to awards and has added two introductory sentences explaining the nature and significance of these awards.

Summary Consolidated Financial Information, page 6

5.    Comment:

      Please present the consolidated balance sheet data for the year ended December 31, 2001. Refer to Item 301 of Regulation S-K.

      Response:

      The Company has added the balance sheet data as requested.

6.    Comment:

      We note your statement that "Effective July 1, 2005 slotting fees paid by American Dairy previously reported as expenses have been reclassified as a reduction of revenues." Please tell us how you have determined that reclassification rather than restatement of your previously issued financial statements is appropriate given that the guidance under EITF 01-9 concerning slotting fees was effective for financial statements for annual periods or interim periods beginning after December 15, 2001. Please see paragraphs 11 and 12 of EITF 01-9.

      Response:

      Slotting fees were improperly classified as an expense in the quarterly and annual periods prior to July 1, 2005. These amounts represented 5% or less of revenues for the years ended December 31, 2003 and 2004 and the adjustments would not affect net income for these periods. Accordingly, the Company determined the amounts were immaterial making it unnecessary to amend and restate the prior period financial statements. Additionally, we note that the full year revenues are correctly stated for fiscal year 2005 in the Form 10-K filed on March 31, 2006.

Risk Factors, page 8

7.    Comment:

      We reissue our prior comment 16. Please set forth each risk factor under a subheading that adequately describes the risk. Please ensure that each of your subheadings discloses the specific risk or risks that you are discussing in the text. Please see Item 503(c) of Regulation S-K.

      Response:

      The Company has further revised the risk factors accordingly. The first sentence appearing in each of the risk factors is its heading. However, in Amendment No. 1, these headings were inadvertently put into Edgar in lower case and blended with the rest of the text of their corresponding risk factors. The Company has revised the discussion to set the headings apart and upper case them to indicate that they will be in bold face in the printed version of the prospectus.

8.    Comment:

      We note your response to our prior Comment 17. However, some of your risk factor discussion continues to include mitigating language. For example, in the second risk factor on page 9 and the third risk factor on page 10, eliminate the sentences that begin with "We believe .... "

      Response:

      The Company has deleted the mitigating language and further revised the third risk factor on page 10 to clarify the nature of the risk.

9.    Comment:

      Please revise or eliminate the bracketed statements included in the discussion surrounding self insurance in the last paragraph on page 9.

      Response:

      The Company has eliminated the bracketed statements accordingly.

Business

Milk Processing Facilities, page 14

10.   Comment:

      We note your response to our prior comment 23. In regard to the plant that was completed in December 2005, please provide its production capacity and add it to the figure you give for your total production capacity.

      Response:

      The Company has updated the discussion in this section to provide the requested disclosure and also to correct certain details regarding its facilities. For example, the original Feihe Dairy plant at the address indicated in the initial filing and Amendment No. 1 is no longer in operation. The referenced "Feihe Dairy" plant is actually another facility with a 300-ton capacity which the Company now refers to as "Kedong II."

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 19

General

11.   Comment:

      We reissue our prior comment 32. In response to our comment, you eliminated your previous discussion regarding management's expansion plans. Please disclose with specificity management's expansion plans over the next twelve months, and the expected capital that the company will need to fund such efforts. Disclose also how management intends to raise the additional capital that the company will need.

      Response:

      The Company has added the requested disclosure in a subsection titled "Plan of Operation" to indicate its expansion plans and that the Company intends to raise funds through private debt and equity offerings and has included information regarding its pending Rule 144A offering.

12.   Comment:

      We reissue in part our prior comment 37. In your MD&A discussion, please discuss decisions concerning trends, demands, commitments, events and uncertainties that involve consideration of financial, operation and other information known to the company.

      Response:

      The Company believes that the changes made in response to Comment 11 address the issues in this comment as well.

Liquidity and Capital Resources

13.   Comment:

      We reissue our prior comments 38 and 39. We were unable to locate the changes to the disclosure to which you refer.

      Response:

      The Company has added the indicated disclosure to the extent applicable.

14.   Comment:

      We note your statement that "[t]he Company anticipates that it will have adequate working capital in the foreseeable future." Please revise this statement to address your outlook on both a short-term and long-term basis. Refer to FRC 501.12, which states that "companies should evaluate separately their ability to meet upcoming cash requirements over both the short and long term. Merely stating that a company has adequate resources to meet its short-term and/or long-term cash requirements is insufficient unless no additional more detailed or nuanced information is material."

      Response:

      The Company has separated out the short- and long-term discussion, tying the discussion of the short-term in with that of its working capital and that of the long-term with its discussion of acquisitions and construction projects.

Selling Stockholders, page 29

15.   Comment:

      We reissue in part our prior comment 41. We note that for several entities that are selling shareholders no natural person with the power to vote or to dispose of the securities is identified. In footnotes to the selling shareholders table, please identify the natural persons with the power to vote or to dispose of the securities offered for resale by all of the entities listed as selling shareholders. See Interpretation No. 48 of the Regulation S-K section of the Division of Corporation Finance's March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

      Response:

      The Company has added the requested footnotes with respect to all entities holding in excess of one percent of the outstanding common stock.

16.   Comment:

      We reissue in part our prior comment 42. We were unable to locate the revised disclosure to which you refer. Please state whether any of the selling shareholders has, or has had within the past three years, any position, office, or other material relationship with the Company or any of its predecessors or affiliates. In this regard, please describe the transactions in which each of the selling shareholders received the shares being registered for resale.

      Response:

      The Company has added the requested disclosure in a narrative following the footnotes to the table of selling securityholders.

17.   Comment:

      We note your response to our prior comment 43. Please revise your disclosure in the registration statement consistent with your response to our Comment. In this regard, please identify any registered broker dealers and include a statement that each such registered broker-dealer received its shares as compensation for investment banking related services. Please also identify any affiliate of registered broker-dealers. With respect to any such affiliate, please disclose, if true that such affiliate purchased its shares in the ordinary course of business, and that the time of such purchase.

      Response:

      The Company has added the requested disclosure in the narrative following the table of selling shareholders.

Principal Stockholders, page 33

18.   Comment:

      We reissue our prior comment 45 in part. We were unable to locate the revised disclosure to which you refer. You also have included a footnote in reference to the Number of Shares column, but no corresponding note at the end of the table. Please revise.

      Response:

      The Company has completed and corrected the table accordingly.

Executive Compensation

Summary Compensation Table, page 34

19.   Comment:

      We reissue in part our prior comment 44. In regard to the Restricted Stock Awards made to Mr. Leng, Item 402(b)(2) (iv) of Regulation S-K requires that the dollar value of awards of restricted stock be disclosed. Please also refer to the Instructions to Item 402(b)(2)(iv) and provide the information required. Please also provide the Long-Term Incentive Plan Table required by Item 402(e).

      Response:

      The Company has inserted the dollar values of shares issued based on the market values on the respective dates of grant. The Company has also added the requested table.

20.   Comment:

      We note your disclosure that Mr. Leng receives annual pension payments. Please provide the disclosure required by Item 402(f).

      Response:

      Upon further discussion with the Company, it appears that these payments are actually government mandated payments (similar to US employers' requirements to make social security and medicare contributions) which all employers are required to pay to the government on behalf of employees and are minimal. Accordingly, the Company has deleted this statement.

Board Compensation, page 34

21.   Comment:

      We note your disclosure that you have awarded Board members shares of stock for their services. Item 402(g) requires that you disclose the terms of any arrangements and the amount of compensation provided.

      Response:

      The Company has added the requested disclosure.

Certain Relationships and Related Transactions, page 35

22.   Comment:

      We reissue our prior comment 47 in part. We were unable to locate the loan documents you indicated were filed as exhibits to the registration statement.

      Response:

      The Company has indicated that these amounts were just short-term advances to cover expenses which were evidenced only by receipts. The "loans" were never made pursuant to written loan agreements or evidenced by promissory notes.

23.   Comment:

      We note your disclosure that as of March 31, 2006, the company was owed $89,000 from "other officers and directors." Please identify the certain officers and directors to whom you refer. Describe the terms of the transactions with respect to which the amounts are owed. Please see our similar comment in the section regarding the Notes to the Financial Statements. We may have further comment.

      Response:

      This amount was advanced to cover an expense and has since been repaid.

Dividend Policy, page 36

24.   Comment:

      We reissue our prior comment 51. We are unable to locate your expanded disclosure in response to our comment.

      Response:

      The Company has added substantially the same language as appears in the risk factor to the "Dividend Policy" section.

Dividend Restrictions, page 37

26.   Comment:

      We reissue our prior comment 54. We note that you discuss potential restrictions on your payment of dividends. Please state whether there are currently any restrictions on your ability to pay dividends to shareholders.

      Response:

      The Company has deleted the referenced disclosure altogether. The discussion was intended to indicate the possibility that if the Company enters into a standard financing arrangement, such as a bank financing or convertible debt, the governing documents could contain a fairly standard negative covenant restricting payment of dividends or requiring the lender's permission. This discussion was not intended to indicate anything unique about the Company's constituent documents (certificate of incorporation, by-laws, etc.) or, for that matter, any specific debt instruments to which it is currently a party, which specifically restrict dividends. As presented, the language appeared to indicate that the Company was uniquely likely to be restricted in its payment of dividends. Thus the Company has deleted the entire sub-section as it was misleading. Please note that the Company has left in place the risk factors pertaining to the expatriation of currency out of China for payment of dividends and the risk of a change in its WOFE status under "Risk Factors" and has added this language under "Dividend Policy" in accordance with Comment 25.

Legal Matters, page 37

27.   Comment:

      Please provide this disclosure in your next amendment.

      Response:

      The Company has added the requested disclosure.

Financial Statements

Consolidated Statements of Operations, page F-4

28.   Comment:

      Please revise the amount presented for Sales for the year ended December 31, 2003. In this regard, it appears the amount is missing its first digit. This also appears to be the case for General and Administrative expenses for the year ended December 31, 2005.

      Response:

      The Company has corrected the Statement of Operations accordingly.

Description of Business, page F-8

29.   Comment:

      It appears from your response to prior comment number 65 that you have corrected an error in previously issued financial statements. Please tell us how you have applied the guidance in paragraphs 25 and 26 of SFAS 1.54.

      Response:

      The Company has determined the correction of $7,000 to be immaterial to the consolidated financial statements and thus the provisions of SFAS 154 were not applied.

29.   Comment:

      We have read your response to prior comment number 67 and note that you removed the disclosure pertaining to our comment. As previously requested, please disclose the impact, if any, to your ownership rights to the equity and related assets and liabilities of the entities you indicate on page F-7 have a defined period of existence. Additionally, please disclose the reasons for the defined period of existence.

      Response:

      The Company does not believe that the defined period of existence has any impact on its ownership rights to the equity and related assets and liabilities of the referenced entities and is advised that the defined period and reinstatement requirement are mere ministerial matters under Chinese law. However, the Company will pursue this issue further with Chinese counsel and revise the disclosure in a further amendment if necessary.

Summary of Significant Accounting Policies, page F-10

Revenue Recognition

31.   Comment:

      Please add additional disclosure to explain what you mean by your statement that you record other income "write back of long outstanding trade payables."

      Response:

      The staff's comment relates to immaterial amounts of accounts payable (approximately $3,000) which the Company subsequently determined were no longer valid payables. These accounts payable were reversed to income during the fiscal year ended December 31, 2004. The Company has removed this statement as these transactions do not represent a material component of the Company's activities or its accounting policies.

Concentrations of Business and Credit Risk .. , page F-14

32.   Comment:

      We note that you included unaudited condensed financial parent company balance sheets, statements of income and statements of cash flows for the years ended December 31, 2003, 2004 and 2005 in response to prior Comment number 52.

      Please note that these financial statements are required to be audited. See Rule 504(c) of Regulation S-X, which states that "The schedules shall be examined by the independent accountant if the related financial statements are so examined."

      Response:

      The condensed financial parent company statements were incorrectly described as unaudited and this reference has been removed from the Amendment.

33.   Comment:

      Please expand your disclosure to comply with Rule 12-4 of Regulation S-X for condensed financial information, which indicates that you may omit detailed footnote disclosure "with the exception of disclosures regarding material contingencies, long-term obligations and guarantees. Descriptions of significant provisions of the registrant's long-term obligations, ... shall be provided along with a five-year schedule of maturities of debt."

      Response:

      The Company has added a footnote detailing the parent company debt in the financial statements included in the Amendment.

Transactions with Related Parties, page F-18

34.   Comment:

      We note from your response to prior comment number 63 that you believed we were referring to amounts due to directors. Please readdress our prior comment with respect to the amount shown as due from other officers and directors totaling $89,000 as of March 31,2006.

      Response:

      Consistent with the prior response these balances are non-interest bearing and due on demand. As of March 31, 2006, the net receivable balance resulted from advances of approximately $147,000 made to a director in his capacity as the head of the sales department for the prepayment of advertising expenses. Receipts for these prepayments had not been received by the Company as of March 31, 2006, and, accordingly, the balance was reflected as a component of the due to director's balance. Reclassification of the receivable balance was not considered necessary based on its materiality to the consolidated financial statements. The remaining components of the "other officers and directors" balance represented various expenses paid on behalf of the Company for items such as travel by the other directors totaling a net payable of $58,000, which is non-interest bearing and is due on demand.

Fixed Assets, page F-19

35.   Comment:

      Please tell us whether or not the Nutricia Nutritionals Co. acquisition in 2005 constituted a material business combination under SFAS 141. If this acquisition did constitute a material business combination, please provide all required disclosure under paragraphs 51 through 55 of SFAS 141.

      Response:

      The Nutricia Nutritionals Co. acquisition consisted of the purchase of milk processing facilities and inventory. The Company has considered the guidance found in EITF 98-3 in evaluating the acquisition and concluding that the transaction did not meet the criteria of a business acquisition. Specifically, as defined in the referenced guidance, the Company did not identify any of the elements that would constitute a business with the exception of the purchased processing facilities. To avoid unnecessary confusion with regard to the transaction, the Company has removed the term "operations" from footnote 8 in the Amendment.

Notes Payable, page F-20

36.   Comment:

      We note that you have Series A and B convertible notes outstanding as of the year ended December 31, 2005. Please tell us how you have considered the guidance in SFAS 150, SFAS 133 and EITF 00-19 with respect to your convertible notes and any associated embedded derivatives. You may wish to refer to section II.B. within the outline entitled Current Accounting and Disclosure Issues in the Division of Corporation Finance, located at http://www.sec.gov/ divisions/corpfin/acctdis120105.pdf.

      Response:

      In evaluating the accounting for the Series A and B convertible notes the Company considered the guidance provided by SFAS 133 and consequently the guidance provided by EITF 98-5 and EITF 00-27 in determining the appropriate accounting treatment for these notes. These notes are convertible at the option of the holder of the notes into the common stock of the Company based on a fixed number of shares and conversion price. We further note that the conversion prices for the notes were significantly above market price of the Company's common stock at the dates of the issuance of the notes.

      The notes met the criteria defined in paragraphs 12a and 12b under SFAS 133 paragraph 12. However, as provided by paragraph 11a of SFAS 133 (and further discussed in paragraph 61k of Appendix A), the conversion feature would not be considered a derivative instrument to the issuer for purposes of SFAS 133 and thus bifurcation was not required. Based on this conclusion the notes were accounted for under the provisions of EITF 98-5 and EITF 00-27. Furthermore, as the conversion price exceeded the market value, the entire value of the notes has been allocated to the liability feature of the convertible debt

Capital Stock, page F-21

37.   Comments:

      We do not find your responses to prior comment numbers 49, 50, 59, and 60 sufficiently informative. Please contact us at your earliest convenience to further discuss the amounts you have presented for the number of shares of common stock with respect to the December 31, 2002 beginning balance and Recapitalization line item. In this regard, we continue to believe, based on your disclosures that the beginning balance represents the 7,485,147 shares of American Dairy, Inc., adjusted to 394,168 for the l for 19 reverse stock split, and the recapitalization amount represents the shares issued in exchange for all of the outstanding capital stock of AFC. Moreover, we will require more detail from you in order to understand the further reduction of the American Diary, Inc. shares, totaling 394,168, by a contribution of certain shareholders of 258,638 shares, resulting in the amount presented of 135,530 shares.

      Response:

      The staff has inquired as to why the Company has not reported 7,485,147 shares outstanding at December 31, 2002, which was the number of shares outstanding by Lazarus Industries at that date. The Company reflected 9,650,000 shares which represents the shares initially received by American Flying Crane shareholders in connection with the reverse merger.

      The Company relied upon SEC Accounting and Disclosure Rules and Practices Appendix B which says in part:

            "The merger of a private operating company into a non-operating public shell corporation with nominal assets typically results in the owners and managers of the private company having actual or effective control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization."

      In accordance with the requirements of Current Issue and Rulemaking Projects ("CIRP")T.VI.G.11-98, the historical financial statements prior to the acquisition are those of the accounting acquirer, although (in absence of a name change) they are labeled as those of the issuer. The SEC staff believes that the reports filed by the issuer after a reverse acquisition should parallel the financial reporting under GAAP, as if the acquired were the legal successor to the issuer's reporting obligation on the date of the merger.

      Historical stockholders' equity of the acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and the acquirer's stock with an offset to paid in capital. Retained earnings (deficiency) of the acquired are carried forward after the acquisition. Operations prior to the merger are those of the acquired.

      At December 31, 2002, Lazarus Industries had 7,485,147 shares outstanding. A reconciliation of these shares and the effects of the transactions that occurred simultaneously with the stock exchange agreement are as follows:

            Shares outstanding at December 31, 2002                  7,485,147

            Effect of 19 to 1 reverse stock split                   (7,091,192)
            Retirement of shares in accordance with the terms
              of the stock exchange agreement                         (258,623)

            Share rounding                                                 198
                                                                  ------------
            Shares reflected in Statement of Changes
              in Stockholders equity in 2003                           135,530
                                                                  ============

      Thus the 9,650,000 shares shown as outstanding at December 31, 2002 represent the shares issued to the AFC shareholders in the reverse merger. The 135,530 shares that remained with Lazarus Industries were shown as an adjustment to capital stock during 2003 when the actual reverse merger took place. The Company and its auditors believe these transactions were properly reflected on the statement of stockholders' equity in accordance with the above described guidance.

Earnings per Share, page F-23

38.   Comment:

      We have reviewed your response to prior comment number 84 and note that you did not address the last two items we requested. Therefore, we reissue that portion of the comment as follows.

      (a) Please tell us in your supplemental response how many shares you used as the beginning balance in the weighted-average share computation for all years presented.

      Response:

      Beginning balance used in computing weighted average shares outstanding by year are as follows:

            Year                        Beginning shares outstanding

            2001                                 9,650,000
            2002                                 9,650,000
            2003                                 9,650,000
            2004                                11,750,970
            2005                                13,556,354
            2006                                14,132,824

      (b) Confirm, if true, in your supplemental response that you included the shares issued in exchange under the recapitalization in the period the transaction took place or otherwise advise.

      Response:

      Prior to May 7, 2003, the shares outstanding for purposes of computing earnings per share were the 9,650,000 shares issued to American Flying Crane in connection with the recapitalization upon its acquisition by Lazarus Industries, Inc. The 135,530 shares that went to Lazarus Industries, Inc. shareholders was not included until May 7, 2003 for purposes of computing earnings per share. The Company noted that shares used in computing earnings per share for the years ended December 31, 2001 and 2002 were incorrect and these were corrected to 9,650,000 shares.

Exhibits and Financial Statement Schedules, page II-6

39.   Comment:

      We reissue prior comments 85 and 86. We were unable to locate the exhibits you indicated were filed in response to our comments.

      Response:

      The documents referred to in each of these two comments have been incorporated by reference to the Company's prior filings.

40.   Comment:

      We note your response to our prior comment 88. Please file the opinion of counsel in the next amendment.

      Response:

      The Company has filed the opinion of counsel as Exhibit 5.1 with the Amendment.

Undertakings, II-6

41.   Comment:

      We reissue prior comment 89 in part. Please provide the undertakings set forth in Item 512(a)(6) and (i)(2).

      Response:

      The Company does not believe that it is appropriate to add the undertaking set forth in Item 512(a)(6) as it is not making a primary offering of securities pursuant to the Registration Statement. The Company had already included the requested undertaking set forth in Item 512(i)(2) as paragraph "f".

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

General

42.   Comment:

      Please revise your reports as necessary to comply with all applicable comments on your annual and quarterly financial statements written for your Form S-1 above. Without limitation, your revisions should include enhanced disclosure to Management's Discussion and Analysis, the financial statements, and notes to the financials statements based on principles underlying the comments.


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

      Response:

      The Company has revised its reports and expects to re-file them shortly following the filing of the Amendment.

Controls and Procedures

43.   Comment:

      We note from your response to prior comment numbers 90 through 93 that your intent was to file an amended Form 10-Q for the quarter ended September 30, 2005 following the filing of the amendment to the registration statement. Once you have filed the amended Form 10-Q, we will be able to complete our review of these prior comments. Furthermore, we note that you have not complied with prior comment numbers 91, 92 and 93 with respect to your 2005 Form 10-K or your Form 10-Q for the quarter ended March 31, 2006. Please also amend those filings to comply with our previous comments.

      Response:

      The Company was unable to prepare the amendments quickly enough to file before receiving the staff's second round of comments. The Company expects to file all of these amended reports shortly following the filing of the Amendment.

44.   Comment:

      We note the statement in each report that the Chief Executive Officer and principal financial officer have concluded that the Company's disclosure controls and procedures are effective to ensure that material information relating to the company, and its consolidated subsidiaries, would be made known to them by others within those entities, particularly during the period in which the report was being prepared. Please also confirm, if true, in each report that the controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to your management, including your principal executive and principal financial officers to allow timely decisions regarding required disclosure.

      Response:

      The Company has corrected the language accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2005

Disclosure Controls and Procedures, page 23

45.   Comment:

      We note that in your disclosure you reference Rules 13a-14(c) and 15(d)-14(c). Please update your disclosure to reference Rules 13a-15(e) and 15d-15(e). In addition your disclosure references a Form 10-KSB. Please revise it to reference your Form 10-K.

      Response:

      The Company has revised the Form 10-K accordingly.


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

Exhibits 31.1 and 31.2

46.   Comment:

      We note that your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 refer to a quarterly report in paragraph 2. Please revise this paragraph to refer to the annual report.

      Response:

      The Company has revised the certifications and is filing them with the amended form.


      The Company would like to finalize the Form S-1 as soon as possible and, accordingly, would appreciate hearing from you at your earliest convenience regarding any additional comments. Please do not hesitate to contact the undersigned with any questions. Thank you.

                                                      Very truly yours,


                                                      /s/ Jeffrey A. Rinde
                                                      --------------------
                                                      Jeffrey A. Rinde

Encl.

cc:   Jennifer Goeken (w/encl.)
      Donna Levy, Esq. (w/encl.)


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